EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Six
						Months	Months
	Year Ended December 31,					Ended	Ended
	2004	2005	2006	2007	2008	6/30/2009	6/30/2009
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,692	$1,463	$1,483	$1,663	$2,015	$1,755	$1,011
Fixed Charges (as below)	987	913	999	1,146	1,240	1,268	620
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(9)	(10)	(4)	(4)	(4)	(4)	(2)
Total Earnings	$2,670	$2,366	$2,478	$2,805	$3,251	$3,019	$1,629

FIXED CHARGES
Interest Expense	$779	$694	$729	$838	$957	$982	$478
Credit for Allowance for Borrowed Funds Used During Construction	22	36	82	79	75	78	38
Estimated Interest Element in Lease Rentals	177	173	184	225	204	204	102
Preferred Security Dividend Requirements of Consolidated Subsidiaries	9	10	4	4	4	4	2
Total Fixed Charges	$987	$913	$999	$1,146	$1,240	$1,268	$620

Ratio of Earnings to Fixed Charges	2.70	2.59	2.48	2.44	2.62	2.38	2.62